Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

October 26, 2011

Item 3	News Release

A news release was issued through CNW Group on October 26, 2011.

Item 4	Summary of Material Change

On October 26, 2011, RCI announced that Bill Linton will retire as the Chief Financial Officer of RCI in the second quarter of 2012. He will be succeeded by Anthony Staffieri, a highly regarded, senior financial executive with in-depth knowledge of the communications sector.

Item 5	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

October 27, 2011

Schedule “A”

Rogers Communications Announces Chief Financial Officer Transition

TORONTO, Oct. 26, 2011 – Rogers Communications announced today that Bill Linton will retire as the Chief Financial Officer of Rogers Communications in the second quarter of 2012. He will be succeeded by Anthony Staffieri, a highly regarded, senior financial executive with in-depth knowledge of the communications sector.

Anthony Staffieri was most recently Senior Vice President of Finance at BCE Inc. where he led the finance function for the company’s wireless and wireline businesses. Staffieri has also served as Chief Financial Officer of the Americas for Celestica Inc. and prior to that was a Senior Partner at Pricewaterhouse Coopers. Staffieri will report to Rogers CEO Nadir Mohamed and assume overall responsibility for the finance function as Executive Vice President and Chief Financial Officer.

“Tony brings extensive experience in all facets of finance, and a strong track record as a successful financial operator,” said Nadir Mohamed, President and Chief Executive Officer, Rogers Communications Inc. “He brings the right experience and the right leadership discipline at the right time in our company’s history. He will be a key asset to our executive leadership team as we deliver on our business strategy in a complex and evolving operating environment.”

Bill Linton will transition responsibility for the finance function to Anthony Staffieri in the second quarter of 2012. Linton will remain with Rogers Communications as a member of the Executive Leadership team until the end of 2012 where he will focus on bringing key company initiatives to completion.

“Bill has made a number of significant contributions to Rogers over the years,” said Mohamed. “Under Bill’s leadership we’ve significantly strengthened our balance sheet, delivered strong shareholder value and implemented best practices in financial reporting and controls. He has assembled a best in class finance team and I’d like to thank him for his many contributions.”

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Media: Terrie Tweddle T. (416) 935-4727 Terrie.tweddle@rci.rogers.com	Investor Relations Bruce Mann T. (416) 935-3532 bruce.mann@rci.rogers.com